Exhibit 99.1

FOR IMMEDIATE RELEASE - November 12, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2009 AND OPERATIONAL UPDATE

Petroflow Energy Ltd.  (“Petroflow” or the “Company”)  announces that it has filed with Canadian and US securities regulatory authorities its unaudited consolidated financial statements for the three and nine months ended September 30, 2009, and the accompanying Management’s Discussion and Analysis.  These filings are available in their entirety at www.sedar.com and in the US at www.sec.gov/edgar.  A summary of these results is given below.

Certain selected financial and operational information for the three and nine months ended September 30, 2009 and September 30, 2008 comparatives are set out below and should be read in conjunction with Petroflow’s unaudited financial statements complete with the notes to the financial statements and related MD&A.

OPERATIONAL UPDATE

The Company is pleased to report a production increase for the third quarter. Mr. Sandy Andrew, President and COO of Petroflow reports that “In September our peak production was 4,437 BOE’s (26,622 MCFGE) and our average daily production for September has reached a new high at 4,321 BOE’s (25,926 MCFGE).  Overall, our average daily production for the three months of the third quarter is to 4,190 BOE’s (25,140 MCFGE).”

“We are very pleased to see our production volumes continue in this positive direction.  No new wells have been added and some wells have been shut in as a result of the less than favorable commodity prices that we experienced this year.   This performance adds to the consistency that we have come to expect from our operations in Oklahoma,” added Mr. Andrew.

Petroflow’s average production for the month of July was 4,177 BOE’s per day (24,414 MCFGE). In August, the average daily production was 4,069 BOE’s per day (24,414 MCFGE).

OVERVIEW AND HIGHLIGHTS

-	Petroflow’s average sales production rate grew to 4,190 boe per day, a 53% increase over the third quarter of 2008 average sales production of 2,737 boe per day.

-	Mainly as a consequence of low commodity prices, funds from operations decreased by 123% in the third quarter of 2009 to negative $1.4 million from $6.0 million in the third quarter of 2008.

-
During the third quarter of 2009, Petroflow’s average operating net back per boe (defined as revenue including realized commodity derivatives, less royalties, operating costs and transportation costs) was $10.62 per boe.

-
The Company entered into a swap contract with respect to 6,800 MMBTU per day of gas production for a period from October 1, 2009 to September 30, 2012.  The swap contract covers over 25% of the Company’s current working interest production levels and provides Petroflow with stabilized prices for those volumes which is in excess of current market prices.  Combined with existing derivative contracts, the Company has downside price protection on over 40% of its current working interest production for the next two years.

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The Company recorded a $0.30 net loss per share for the third quarter of 2009 compared to a net income of $0.41 per share in the same period of 2008.  Net loss was $8.7 million for the third quarter of 2009, a decrease of 172% from a net income of $12.0 million for the same period in 2008.

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Operating costs decreased 19% to $9.35 per boe in the third quarter of 2009 as compared to $11.50 per boe in the third quarter of 2008 and $12.53 per boe in the second quarter of 2009. The decrease is due to production levels increasing at a greater rate than costs.

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Effective September 30, 2009 the Company entered into an amended credit facility agreement (the “Amended Facility”).  This facility is made up two tranches, “A” and “C”.  The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of US$100 million.  There is an interest rate floor on tranche A of 5.5%.  The “C” tranche matures on September 30, 2010, has a borrowing base of US$10 million, and interest rate floor of 7.5%.

-	As at September 30, 2009 the Company was not in compliance with its debt covenants. As a result the bank loan has been reclassified to a current liability.

-	The Amended Facility also requires that the Company raise an additional US$18 million on or before December 17, 2009 to reduce the aggregate outstanding indebtedness.

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The Company’s ability to continue as a going concern will be dependent on various factors, including the continuing support of its bank and other creditors, securing ongoing debt and equity financing, the generation of profitable operating results and or the sale of a portion of its property and equipment assets.  While the Company is focusing its efforts on these matters, there is significant uncertainty that these initiatives will be successful, which would make the use of accounting principles applicable to a going concern inappropriate.

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The global economic and financial crisis has continued to reduce liquidity in financial markets, restrict access to financing and has caused significant demand destruction for commodities and lower pricing.  These factors may continue to impact the performance of the economy going forward.   The Company will continue to be flexible in its capital spending in order to respond to changes in commodity prices, costs and capital markets.

Petroflow announces its financial and operational results for the three and nine months ended September 30, 2009

	Three months ended September 30,			Nine months ended September 30,
	2009	2008		2009	2008

Financials
Oil Sales ($)	1,638,145	5,538,025	(70%)	5,793,817	13,005,919	(55%)
Natural gas and NGL sales ($)	7,389,492	11,079,893	(33%)	21,728,459	29,224,420	(26%)
Total oil, natural gas and NGL Sales ($)	9,027,637	16,617,918	(46%)	27,522,276	42,230,339	(35%)
Funds (used in) from operations ($)(1)	(1,367,678)	6,023,007	(123%)	4,476,710	11,918,914	(62%)
Per share basic ($)	(0.05)	0.20	(123%)	0.15	0.41	(63%)
Per share diluted ($)	(0.05)	0.19	(124%)	0.15	0.39	(63%)
Net income (loss) ($)	(8,705,716)	12,031,390	(172%)	(17,296,096)	988,012	(1,851%)
Per share basic ($)	(0.30)	0.41	(172%)	(0.59)	0.03	(1,839%)
Per share diluted ($)	(0.30)	0.39	(177%)	(0.59)	0.03	(1,926%)
Capital expenditures ($)(2)	248,779	22,338,329	(99%)	14,392,092	57,629,136	(75%)
Net debt (as at September 30)(3)	136,395,182	78,729,439	73%	136,395,182	78,729,439	73%
Operating Highlights
Production:
Oil (bbls per day)	302	504	(40%)	369	415	(11%)
Natural gas and NGL (mcfe per day)	23,328	13,396	74%	21,604	12,212	77%
Total (boe per day) (6:1)	4,190	2,737	53%	3,970	2,451	62%
Average realized price:
Oil ($ per bbl)	58.92	119.39	(51%)	57.49	114.74	(50%)
Natural gas and NGL ($ per mcfe)	3.44	8.99	(62%)	3.68	8.77	(58%)
Realized gain (loss) on commodity contracts ($ per boe)	1.20	(2.16)	156%	8.91	(2.34)	481%
Combined average ($ per boe)	24.62	63.84	(61%)	34.31	60.79	(44%)
Netback ($ per boe)
Oil, natural gas and NGL sales	23.42	66.00	(65%)	25.40	63.12	(60%)
Realized gain (loss) on commodity contracts	1.20	(2.16)	156%	8.91	(2.34)	(481%)
Royalties	4.65	13.93	(67%)	5.43	13.54	(60%)
Operating expenses	9.35	11.50	(19%)	11.10	10.75	3%
Transportation expenses	-	-	0%	-	0.30	(100%)
Operating netback	10.62	38.40	(72%)	17.79	36.20	(51%)
G&A expense	7.62	11.26	(32%)	6.78	10.63	(36%)
Provision for doubtful receivables	0.52	0.06	747%	0.18	2.13	(91%)
Interest expense	6.03	6.08	(1%)	6.70	6.78	(1%)
Corporate netback	(3.55)	21.01	(117%)	4.12	16.66	(75%)
Common shares
Common shares outstanding,end of period	29,549,894	29,567,394	(0.1%)	29,549,894	29,567,394	(0.1%)
Weighted average basic shares outstanding	29,510,329	29,430,383	0.27%	29,530,597	29,342,529	0.64%

(1)
Management uses funds from operations (before changes in non-cash working capital) to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other entities.

(2)	Includes non-cash capital expenditures through leases.
(3)	Net debt is total of bank loan, obligation under capital lease less working capital (excluding derivative contract).

FORWARD-LOOKING STATEMENTS

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.  More particularly, this press release contains statements concerning anticipated:  (i) production weighting for 2009, (ii) capital expenditures for 2009 and (iii) exploration and development activities and results.

The forward-looking statements are based on certain key expectations and assumptions made by Petroflow, including expectations and assumptions concerning the performance of existing wells and success obtained in drilling new wells, anticipated expenses, cash flow and capital expenditures and the application of regulatory regimes.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuations and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Certain of these risks are set out in more detail in Petroflow’s Annual Information Form which has been filed on SEDAR and can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Petroflow undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Boe/d means barrel of oil equivalent per day.

In this press release: (i) mcf means thousand cubic feet; (ii) mcf/d means thousand cubic feet per day (iii) bbls means barrels (iv) bbls/d means barrels per day

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
307.277.2145	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.